SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28804; 812-13642]

WisdomTree Asset Management, Inc. and WisdomTree Trust; Notice of Application

June 29, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit funds of funds relying on rule

12d1-2 under the Act to invest in certain financial instruments.

Applicants: WisdomTree Asset Management, Inc. (the "Adviser") and WisdomTree Trust (the

"Trust").

Filing Date: The application was filed on March 13, 2009 and amended on June 26, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 23, 2009 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, 380 Madison Avenue, 21st Floor, New York, NY

10017.

For Further Information Contact: Bruce MacNeil, Senior Counsel, at (202) 551-6817, or Julia

Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered under the Act

as an open-end management investment company. The Adviser is organized as a Delaware

corporation and is registered as an investment adviser under the Investment Advisers Act of

1940, as amended. The Adviser serves as the investment adviser to each existing series of the

Trust (together with future series of the Trust, the "Funds").

2.   Applicants request the exemption on behalf of the Trust, the Funds, and all other

existing or future open-end management investment companies or series thereof advised by the

Adviser or an entity controlling, controlled by, under common control with the Adviser that are

registered under the Act and are in the same group of investment companies, as defined in

section 12(d)(1)(G) of the Act, as the Trust (together with the Funds, the "Applicant Funds").

The exemption would permit an Applicant Fund that may invest in other Applicant Funds in

reliance on Section 12(d)(1)(G) of the Act, and that is eligible to invest in securities (as defined

in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act ("Fund of Funds"), to

also invest, to the extent consistent with its investment objective, policies, strategies and

limitations, in financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").[1]

3.   Consistent with its fiduciary obligations under the Act, each Fund of Funds' board of trustees or directors will review the advisory fees charged by the Fund of Funds' investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act provides that no registered investment company ("acquiring company") may acquire securities of another investment company ("acquired company") if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

2.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (a) the acquiring company and acquired company are part of the same group of investment companies; (b) the acquiring company holds only securities of acquired companies that are part of the same group

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[1]   Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in the application. The distributor of the Funds does not intend to rely on the requested order.

of investment companies, government securities, and short-term paper; (c) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (d) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.   Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Fund of Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an

exemption from rule 12d1-2(a) to allow the Fund of Funds to invest in Other Investments. Applicants assert that permitting the Fund of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary